For Immediate Release

Ameritrans Capital Corporation
For more information Contact:
Michael Feinsod
(212) 355-2449

Ameritrans Capital Corporation Reports Third Quarter Fiscal 2009 Results

New York, NY, May 15, 2009 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today reported financial results for the quarter ended March 31, 2009.

Highlights for Third Quarter Fiscal 2009:

 * Total investment income for the three months ended March 31, 2009 of $655,377.

 * Net asset value per common share of $4.26 as of March 31, 2009 compared to $5.06 as of June 30, 2008.

 * At March 31, 2009, investment assets totaled $28.6 million as compared to $59.6 million at June 30, 2008.

Portfolio Activity

"During the third quarter, while keeping our assets under management essentially static for the quarter, we continued to actively work with our existing commercial borrowers during these difficult financial times" said Michael Feinsod, President and Chief Executive Officer.

Operating Results

The Company's investment income for the three months ended March 31, 2009 decreased approximately $928,000 or 59% to $655,000 as compared to the three months ended March 31, 2008. The decrease in investment income between the periods can be attributed primarily to the decrease in average assets outstanding during the quarter due to the sale of substantially all of the taxicab loan medallion portfolio.

During the three months ended March 31, 2009 and 2008, our total investments had net unrealized depreciation of approximately $98,000 and $2,000, respectively. Of this amount, approximately $128,000 was due to the reduction in fair value of loans outstanding and $12,000 was due to the amortization of discount on loans. Of this amount, approximately $120,000 was due to a write down in principal and interest on one loan, partially offset by unrealized gain related to amortization on certain corporate loans.

The net decrease in net assets from operations available to common shareholders for the three months ended March 31, 2009 was approximately $853,000, or $0.25 per share. This decrease was due to the significantly reduced revenue that resulted from the sale of substantially all the Company's medallion portfolio, which has not yet been fully offset by the reduction of costs or the replacement of new interest bearing assets.

Michael Feinsod further commented, "During the quarter, we continued to transition the Company from its historical taxicab medallion business to a diversified lending company. We are continuing to focus on prudent cost management and greater employee productivity as the Company moves away from the medallion loan business."

Mr. Feinsod added, "We continue to actively pursue new investments for our corporate loan portfolio. We also continue to actively seek financing to expand our loan portfolio both through the reinvestment of current capital and from additional sources."

ABOUT AMERITRANS CAPITAL CORPORATION

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of secured business loans and selected equity investments. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC). The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute "forward-looking statements," which relate to future events or our future performance or financial condition. These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in our filings with the Securities and Exchange Commission. Ameritrans Capital undertakes no duty to update any forward-looking statements made herein.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2009		June 30, 2008	
	(unaudited)			
Assets				
Investments at fair value (cost of $29,698,126 and $60,431,182, respectively):				
Non-controlled/non-affiliated investments	$	26,775,914	$	56,782,716
Non-controlled affiliated investments		1,167,609		1,424,264
Controlled affiliated investments		628,810		1,391,307
Total investments at fair value		28,572,333		59,598,287
Cash and cash equivalents		1,163,158		665,893
Accrued interest receivable		731,338		602,956
Assets acquired in satisfaction of loans		38,250		38,250
Furniture, equipment and leasehold improvements, net		135,024		156,125
Deferred loan costs, net		156,206		186,760
Prepaid expenses and other assets		522,808		733,197
Total assets	$	31,319,117	$	61,981,468

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2009	June 30, 2008
Liabilities and Stockholders' Equity	(unaudited)	
Liabilities:		
Debentures payable to SBA	$ 12,000,000	$ 12,000,000
Notes payable, banks	700,000	28,095,697
Note payable – related party	-	100,000
Accrued expenses and other liabilities	430,618	640,576
Accrued interest payable	55,297	262,528
Dividends payable	84,375	84,375
Total liabilities	13,270,290	41,183,176
Commitments and contingencies (Notes 2,3,4 and 7)		
Stockholders' equity:		
Preferred stock 9,500,000 shares authorized, none issued or outstanding	-	-
9-3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $.0001 par value; 45,000,000 shares authorized, 3,405,583 shares issued; 3,395,583 shares outstanding	341	341
Deferred compensation (Note 8)	(25,293)	(40,921)
Stock options outstanding (Note 8)	185,253	141,668
Additional paid-in capital	21,139,504	21,139,504
Losses and distributions in excess of earnings	(5,351,596)	(2,895,992)
Net unrealized depreciation on investments	(1,429,382)	(1,076,308)
Total	18.118,827	20,868,292
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
Total stockholders' equity	18,048,827	20,798,292
Total liabilities and stockholders' equity	$ 31,319,117	$ 61,981,468
Net asset value per common share	$ 4.26	$ 5.06

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended	
	March 31, 2009 (unaudited)	March 31, 2008 (unaudited)	March 31, 2009 (unaudited)	March 31, 2008 (unaudited)
Investment income:				
Interest on loans receivable:				
Non-controlled/non-affiliated investments	$ 597,389	$ 1,438,797	$ 2,806,036	$ 4,393,274
Non-controlled affiliated investments	2,937	4,384	11,042	10,618
Controlled affiliated investments	12,284	59,044	55,833	181,926
	612,610	1,502,225	2,872,911	4,585,818
Fees and other income	42,767	80,886	212,671	236,429
Total investment income	655,377	1,583,111	3,085,582	4,822,247
Expenses:				
Interest	160,895	585,469	914,269	1,869,357
Salaries and employee benefits	486,832	506,188	1,758,791	1,395,858
Occupancy costs	61,833	62,168	215,107	199,211
Professional fees	359,895	154,215	1,199,851	503,057
Other administrative expenses	204,978	272,184	672,194	700,273
Total expenses	1,274,433	1,580,224	4,760,212	4,667,756
Net investment income (loss)	(619,056)	2,887	(1,674,630)	154,491
Net realized and unrealized gains (losses) on investments:				
Net realized gains (losses) on investments:				
Non-controlled/non-affiliated investments	(51,830)	(5,009)	(536,164)	(43,999)
Non-controlled affiliated investments	-	-	-	(150,859)
Controlled affiliated investments	-	-	8,315	134,581
	(51,830)	(5,009)	(527,849)	(60,277)
Net unrealized depreciation on investments	(98,664)	(2,093)	(353,074)	(319,910)
Net realized/unrealized losses on investments	(150,494)	(7,102)	(880,923)	(380,187)
Net decrease in net assets from operations	(769,550)	(4,215)	(2,555,553)	(225,696)
Distributions to preferred shareholders	(84,375)	(84,375)	(253,125)	(253,125)
Net decrease in net assets from operations available to common shareholders	$ (853,925)	$ (88,590)	$ (2,808,678)	$ (478,821)

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

Weighted Average Number of Common Shares Outstanding:				
Basic and diluted	3,395,583	3,395,583	3,395,583	3,394,835
Net Decrease in Net Assets from Operations Per Common Share:				
Basic and diluted	$ (0.25)	$ (0.03)	$ (0.83)	$ (0.14)